Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

April 1, 2014

TELUS Corporation

Final Term Sheet

3.20% Notes, Series CO due April 5, 2021

Issuer:	TELUS Corporation (“TELUS” or the “Company”)

Issue:	C$500 million Series CO Notes pursuant to the Short Form Base Shelf Prospectus dated November 15, 2013 and the Prospectus Supplement dated April 1, 2014

Principal Amount:	C$500 million

Pricing Date:	April 1, 2014

Settlement Date:	April 4, 2014 (T+3)

Maturity Date:	April 5, 2021

Coupon:	3.20% per annum, payable semi-annually in arrears, in equal instalments (except the first interest payment) on April and October 5th, commencing on October 5, 2014. The first interest payment (long first coupon) on October 5, 2014 will be in an amount equal to $8,043,835.62.

Issue Spread(1):	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.]

Issue Yield:	3.242% per annum

Issue Price:	C$99.739 per $100 principal amount

Rank:	The Notes will be unsecured and unsubordinated obligations of the Company and will rank pari passu with all existing and future unsecured and unsubordinated obligations of the Company

Redemption:	The Notes may be redeemed at any time prior to March 5, 2021 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days’ prior notice at a redemption price equal to the greater of (a) the Discounted Value of the Notes (GoC+30 bps), or (b) 100% of the principal amount thereof. The Notes may be redeemed at any time on or after March 5, 2021 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days’ prior notice at a redemption price equal 100% of the principal amount thereof

Payment & Delivery:	Payments of interest and principal will be made to CDS or its nominee

Distribution:	The Offering is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Agents may offer the Notes outside Canada and the United States.

Covenants:

Covenants include negative pledge, cross acceleration, restrictions against sale & leaseback, limitations on indebtedness of restricted subsidiaries (please refer to the Prospectus Supplement dated April 1, 2014)

Change of Control:	The Company will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (See “Details of the Offering - Repurchase upon Change of Control Triggering Event” in the Prospectus Supplement dated April 1, 2014).

Use of Proceeds:	The net proceeds will be used (a) to repay the approximately $914 million of indebtedness to be drawn from TELUS’s 2011 credit facility on April 2, 2014 to fund a portion of the purchase price of the spectrum licenses secured by TELUS in Canada’s recently concluded 700 MHz spectrum auction, and (b) for general corporate purposes

CUSIP/ISIN:	87971MAV5 / CA 87971MAV50

Syndicate:

TD Securities Inc. (Joint Lead and Bookrunner)

RBC Dominion Securities Inc. (Joint Lead and Bookrunner)

Scotia Capital Inc. (Joint Lead and Bookrunner)

CIBC World Markets Inc.

BMO Nesbitt Burns Inc.

HSBC Securities (Canada) Inc.

J.P. Morgan Securities Canada Inc.

National Bank Financial Inc.

Desjardins Securities Inc.

Laurentian Bank Securities Inc.

Wells Fargo Securities Canada, Ltd.

One or more sections of this final term sheet may be provided by members of the syndicate to investors.

(1)	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.]

The Company has filed a registration statement (File No. 333-192197) (including a short form base shelf prospectus dated November 15, 2013) and will file a prospectus supplement dated April 1, 2014 (including the short form base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling TD Securities (USA) LLC at 1-800-263-5292, RBC Capital Markets LLC at 1-866-375-6829, or Scotia Capital (USA) Inc. at 1-800-372-3930.

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

April 1, 2014

TELUS Corporation

Final Term Sheet

4.85% Notes, Series CP due April 5, 2044

Issuer:	TELUS Corporation (“TELUS” or the “Company”)

Issue:	C$500 million Series CP Notes pursuant to the Short Form Base Shelf Prospectus dated November 15, 2013 and the Prospectus Supplement dated April 1, 2014

Principal Amount:	C$500 million

Pricing Date:	April 1, 2014

Settlement Date:	April 4, 2014 (T+3)

Maturity Date:	April 5, 2044

Coupon:	4.85% per annum, payable semi-annually in arrears, in equal instalments (except the first interest payment) on April and October 5th, commencing on October 5, 2014. The first interest payment (long first coupon) on October 5, 2014 will be in an amount equal to $12,191,438.36.

Issue Spread(1):	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.]

Issue Yield:	4.858% per annum

Issue Price:	C$99.874 per $100 principal amount

Rank:	The Notes will be unsecured and unsubordinated obligations of the Company and will rank pari passu with all existing and future unsecured and unsubordinated obligations of the Company

Redemption:	The Notes may be redeemed at any time prior to October 5, 2043 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days’ prior notice at a redemption price equal to the greater of (a) the Discounted Value of the Notes (GoC+46 bps), or (b) 100% of the principal amount thereof. The Notes may be redeemed at any time on or after October 5, 2043 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days’ prior notice at a redemption price equal 100% of the principal amount thereof

Payment & Delivery:	Payments of interest and principal will be made to CDS or its nominee

Distribution:	The Offering is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Agents may offer the Notes outside Canada and the United States.

Covenants:	Covenants include negative pledge, cross acceleration, restrictions against sale & leaseback, limitations on indebtedness of restricted subsidiaries (please refer to the Prospectus Supplement dated April 1, 2014)

Change of Control:	The Company will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (See “Details of the Offering - Repurchase upon Change of Control Triggering Event” in the Prospectus Supplement dated April 1, 2014).

Use of Proceeds:	The net proceeds will be used (a) to repay the approximately $914 million of indebtedness to be drawn from TELUS’s 2011 credit facility on April 2, 2014 to fund a portion of the purchase price of the spectrum licenses secured by TELUS in Canada’s recently concluded 700 MHz spectrum auction, and (b) for general corporate purposes

CUSIP/ISIN:	87971MAW3 / CA 87971MAW34

Syndicate:

TD Securities Inc. (Joint Lead and Bookrunner)

RBC Dominion Securities Inc. (Joint Lead and Bookrunner)

Scotia Capital Inc. (Joint Lead and Bookrunner)

CIBC World Markets Inc.

BMO Nesbitt Burns Inc.

HSBC Securities (Canada) Inc.

J.P. Morgan Securities Canada Inc.

National Bank Financial Inc.

Desjardins Securities Inc.

Laurentian Bank Securities Inc.

Wells Fargo Securities Canada, Ltd.

One or more sections of this final term sheet may be provided by members of the syndicate to investors.

(1)	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.]

The Company has filed a registration statement (File No. 333-192197) (including a short form base shelf prospectus dated November 15, 2013) and will file a prospectus supplement dated April 1, 2014 (including the short form base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling TD Securities (USA) LLC at 1-800-263-5292, RBC Capital Markets LLC at 1-866-375-6829, or Scotia Capital (USA) Inc. at 1-800-372-3930.